Filed by Humboldt Bancorp Pursuant
                                                           to Rule 425 under the
                                                      Securities Act of 1933 and
                                            deemed filed pursuant to Rule 14a-12
                                         of  the Securities Exchange Act of 1934

                                             Subject Company:  Humboldt Bancorp
                                                   Commission File No.: 0-27784




Thursday, October 19, 2000

Company Press Release

Source:  Humboldt Bancorp

Humboldt Bancorp Announces Third Quarter Income Up 99%

Eureka, CA. Humboldt Bancorp (the Company) (NASDAQ: HBEK) announced third quarter net income of $2,181,000, up 99.0% from $1,096,000 during the same period last year. Earnings per share (diluted) were $.36 compared to $.20 in 1999. Return on average equity was 18.90%.

For the nine months ending September 30, 2000, earnings totaled $5,020,000 compared to $3,190,000 for the same period in 1999, a 57.4% increase. Company assets currently stand at over $592 million.

According to Theodore S. Mason, Humboldt Bancorp President & CEO, earnings growth over 1999 can be attributed to increases throughout the Company's subsidiaries. In addition to continued strong core earnings at Humboldt Bank, which includes a new branch in Henderson Center - Eureka, Capitol Valley Bank in Roseville contributed to company performance, enjoying its first full profitable quarter since opening in March 1999. Napa-based Capitol Thrift & Loan Association, acquired by the Company in April 2000, also contributed to the earnings performance with a third quarter income of over $364,000. The Capitol Thrift data processing system conversion is expected to occur in early November.

"We are very pleased to report such a substantial increase in earnings last quarter," Mason stated. "As we mature into our diversified financial holding company structure, we continue to focus on improving our efficiency ratio as well as on growing deposits, loans, and assets, while providing a very favorable return to our shareholders. As we near the end of 2000, we expect to achieve our financial goals for the year and look forward to continued emphasis on growth and profitability in the future."

As of September 30, 2000, bank deposits were up $138 million to nearly $517 million, a 36.5% increase from year-end 1999. The Company's loan portfolio currently stands at $389 million. During the third quarter, $352,000 was expensed as a reserve for Loan Losses.

Non-performing assets as a percent of total assets were 0.73%, compared to 0.27% for the same period last year. Delinquent loans as a percent of total loans were 1.15%, compared to 1.07% last year. The increases (expected and budgeted) were the result of the Capitol Thrift & Loan Association acquisition (acquired 4/7/00) and the integration of that organization's loans into Humboldt Bancorp's financial statements.

In September, Humboldt Bancorp announced the signing of a definitive agreement with Tehama Bancorp (OTCBB:THMB), headquartered in Red Bluff, California, whereby Tehama would merge into Humboldt. Tehama Bank, the wholly owned subsidiary of Tehama Bancorp, will become a separate subsidiary of Humboldt
Bancorp. Tehama Bank operates six branches in four counties. The merger is expected to close by the end of the first quarter of 2001, subject to regulatory and shareholder approval.

Humboldt Bancorp is a California bank holding company established in 1996 with Humboldt Bank as its principal subsidiary. Founded in 1989, Humboldt Bank has ten branches in Humboldt, Trinity, and Mendocino counties. Other subsidiaries include Capitol Valley Bank, a community bank with one branch in Roseville; Bancorp Financial Services, Inc., a small-ticket leasing company in Sacramento that is owned in partnership with Tehama Bancorp; and Capitol Thrift & Loan Association, a licensed industrial loan company headquartered in Napa with eight branches throughout California. Humboldt Bancorp currently employs 440 individuals. The Company's award-winning web site is located at www.humboldtbank.com.

Contact:          Theodore S. Mason, Humboldt Bancorp, Inc.
                  (707) 444-6101, tedm@hbancorp.com

This release may contain forward-looking statements that are subject to risks and uncertainties. Such risks and uncertainties may include but are not necessarily limited to fluctuations in interest rates, inflation, government regulations and general economic conditions, and competition within the business areas in which the Company is conducting its operations, including the real estate market in California and other factors beyond the Company's control. Such risks and uncertainties could cause results for subsequent interim periods or for the entire year to differ materially from those indicated. For a discussion of factors, which could cause results to differ, please see the Company's reports on Forms 10-K and 10-Q as filed with the Securities and Exchange Commission and the Company's press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

Additional Information and Where to Find It: It is expected that Humboldt Bancorp will file a Registration Statement on SEC Form S-4, and Humboldt and Tehama will file a Joint Proxy Statement/Prospectus with the SEC in connection with the merger, and that Humboldt and Tehama will mail a Joint Proxy Statement/Prospectus to stockholders of Humboldt and Tehama containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Humboldt, Tehama, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and related matters. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the SEC at http://www.sec.gov. When available, free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from Humboldt by mail to Humboldt Bancorp, P.O. Box 1007, Eureka, California, 95502, attention: Investor Relations, telephone, (707)445-3233.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Humboldt and Tehama file annual, quarterly, and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statement, or other information filed by Humboldt or Tehama at the SEC public reference rooms in New York, New York, and Chicago, Illinois. Please call the SEC at (800) SEC-0330 for further information on the public reference rooms. Humboldt's and Tehama's filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

Participants in Solicitation: Humboldt, its directors, executive officers, and certain other members of management and employees may be soliciting proxies from Humboldt stockholders in favor of the issuance of common stock in the merger.

                                HUMBOLDT BANCORP
                  (dollars in thousands except per share data)
                                   (unaudited)


                                          For the nine months                         For the three months
                                          ended September 30,              %           ended September 30,             %
                                          2000           1999            Change       2000           1999            Change
                                         --------      ---------        ---------   ---------      --------        ---------
Income Statement Data
  Interest income                        $30,694        $17,844           72.0%      $12,013        $ 6,338           89.5%
Interest expense                         $12,442        $ 5,635          120.8%      $ 5,133        $ 2,054          149.9%
Net interest income                      $18,252        $12,209           49.5%      $ 6,880        $ 4,284           60.6%
Loan loss provision                      $ 1,602        $   697          129.8%      $   352        $   191           84.3%
Net Interest income
  after loan loss                        $16,650        $11,512           44.6%      $ 6,528        $ 4,093           59.5%
provision
Noninterest income                       $20,971        $13,792           52.1%      $ 7,194        $ 5,130           40.2%
Noninterest expense                      $30,120        $20,577           46.4%      $10,419        $ 7,615           36.8%
Income before income taxes               $ 7,501        $ 4,727           58.7%      $ 3,303        $ 1,608          105.4%
Provision for income taxes               $ 2,481        $ 1,537           61.4%      $ 1,122        $   512          119.1%
Net income                               $ 5,020        $ 3,190           57.4%      $ 2,181        $ 1,096           99.0%

Balance Sheet Data ( at period end)    September      December 31,                September 30,    September 30,
                                        30, 2000          1999                         2000            1999
                                       ------------   ------------     ---------  --------------   -------------      -------
Investment securities                   $100,421        $115,360         -12.9%      $100,421        $106,210          -5.5%
Federal Funds Sold                      $ 35,395        $ 21,375          65.6%      $ 35,395        $ 56,145         -37.0%
Loans, gross                            $389,168        $228,476          70.3%      $389,168        $206,337          88.6%
Loans, net                              $382,982        $225,122          70.1%      $382,982        $203,098          88.6%
Total assets                            $592,225        $423,649          39.8%      $592,225        $419,167          41.3%
Total deposits                          $516,925        $378,630          36.5%      $516,925        $375,815          37.5%
Total shareholders' equity              $ 46,985        $ 34,139          37.6%      $ 46,985        $ 32,816          43.2%
Book value per common share             $   7.94        $   6.56          21.1%      $   7.94        $   6.32          25.7%


                                              For the nine months                         For the three months
                                              ended September 30,          %               ended September 30,          %
                                              2000           1999        Change           2000           1999        Change
                                          ------------   ------------   --------       ----------     -----------   --------
Share Data (a)
  Basic earning per common share                0.88           0.64       37.8%              0.38           0.22       74.2%
  Diluted earnings per common share             0.82           0.58       40.2%              0.36           0.20       77.2%
  Basic average shares outstanding         5,701,720      4,992,488       14.2%         5,701,720      4,992,488       14.2%
  Fully diluted average shares             6,139,131      5,467,763       12.3%         6,139,131      5,467,763       12.3%
  outstanding
  Average shareholders' equity to average       8.09%          8.62%      -6.1%              7.92%          8.39%      -5.7%
  assets

Selected Ratios
  Return on average
    total shareholders'                        15.98%         14.45%      10.6%             18.90%         14.14%      33.6%
  equity
  Return on average total assets                1.29%          1.24%       3.9%              1.50%          1.19%      26.0%
  Net interest spread                           4.29%          4.49%      -4.5%              4.35%          4.44%      -2.0%
  Net interest margin                           5.34%          5.56%      -3.9%              5.34%          5.36%      -0.4%
  Efficiency ratio (b)                         76.79%         79.14%      -3.0%             74.03%         80.89%      -8.5%

Asset Quality Ratios
  Loan Loss Reserve                       $    6,186     $    3,239       91.0%        $    6,186     $    3,239       91.0%
  Reserve to ending total loans                 1.59%          1.57%       1.3%              1.59%          1.57%       1.3%
  Non-performing Assets (c)                    4,341          1,116      289.0%             4,341          1,116      289.0%

  Non-performing Assets to Total Assets         0.73%          0.27%     175.3%              0.73%          0.27%     175.3%
  Delinquent >30 to total loans                 1.15%          1.07%       7.6%              1.15%          1.07%       7.6%
  Net Charge off                          $      770     $      513       50.1%        $      318     $      241       32.0%


Notes:
(a) Adjusted to reflect a five-for-two stock split in 1999, 10% stock dividend declared in January 2000.
(b) Efficiency ratio is noninterest expense divided by (net interest income + noninterest income).
(c) Nonperforming assets consist of loans contractually past due > 90 days, nonaccrual loans, and OREO.


Total Shares Outstanding            5,916,343     5,193,497
                                     09/30/00      09/30/99